Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-206060

SCE Trust IV

13,000,000 5.375% Fixed-to-Floating Rate Trust Preference Securities

(Cumulative, Liquidation Amount $25 per Trust Preference Security)

Fully and unconditionally guaranteed, to the extent described in the related Prospectus, by

Southern California Edison Company

SUMMARY OF TERMS

Issuer:

SCE Trust IV (the “Issuer”), a Delaware statutory trust, the sole assets of which will be the shares of Series J Preference Stock (the “Series J Preference Shares”) issued by Southern California Edison Company (the “Company”). The Company will own all of the common securities of the Issuer.

Guarantor:	The Company, to the extent described in the related prospectus dated August 17, 2015 (the “Prospectus”)

Securities Offered:	13,000,000 5.375% Fixed-to-Floating Rate Trust Preference Securities (Cumulative)

Liquidation Amount:	$25 per Trust Preference Security

Aggregate Liquidation Amount:	$325,000,000

Expected Ratings of Securities*:	Baa1 / BBB- / BBB+ (Moody’s / S&P / Fitch)

Trade Date:	August 17, 2015

Settlement Date:	August 24, 2015 (T+5)

Maturity:	Perpetual

Public Offering Price:	100% per Trust Preference Security

Distributions:	(i) From and including August 24, 2015 to but excluding September 15, 2025, at a rate of 5.375% of the liquidation amount of $25 per Trust Preference Security per annum, payable beginning on December 15, 2015 and ending on September 15, 2025, and (ii) from, and including, September 15, 2025, at a floating rate equal to the three-month LIBOR plus a spread of 3.132% of the liquidation amount of $25 per Trust Preference Security per annum, in each case, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, subject to the Issuer receiving dividend payments on the Series J Preference Shares when, as and if declared by the Company. Distributions on the Trust Preference Securities, and dividends on the Series J Preference Shares, are cumulative from the date of issue.

Optional Redemption:	The Company may redeem the Series J Preference Shares (i) at its option, in whole or in part, at any time, or from time to time, on or after September 15, 2025, and (ii) in whole, but not in part, at any time prior to September 15, 2025 within 90 days after certain changes in tax or investment company law or interpretation occur, as described in the Prospectus, at 100% of their liquidation preference, plus accrued and unpaid dividends, if any. Upon any redemption of the Series J Preference Shares, a corresponding amount of Trust Preference Securities will be redeemed.

Voting Rights:	None generally, except as described in the Prospectus.

Ranking:

The Series J Preference Shares will rank equally with other series of the Company’s preference stock, including the Company’s Series A, D, E, F, G and H Preference Stock; junior to the Company’s cumulative preferred stock and secured and unsecured debt; and senior to the Company’s common stock. The Trust Preference Securities will effectively have the same ranking as the Series J Preference Shares, as described in the Prospectus.

Issuance of Senior Shares:

As long as any Series J Preference Shares are outstanding, the Company does not intend to issue any shares of capital stock ranking senior to the Series J Preference Shares with respect to payment of dividends and distribution of the Company’s assets upon the Company’s liquidation, dissolution or winding up.

No Conversion Rights:	Neither the Trust Preference Securities nor the Series J Preference Shares will be convertible into shares of any other class or series of the Company’s capital stock or any other security.

Use of Proceeds:

The Issuer will use all the proceeds from the sale of the Trust Preference Securities (and the sale of the Issuer’s common securities to the Company) to purchase the Series J Preference Shares from the Company. The Company intends to use the net proceeds from the sale of the Series J Preference Shares to the Issuer to redeem all of the outstanding shares of the Company’s floating-rate Series A Preference Stock.

U.S. Federal Income Tax Treatment:	Generally eligible for the “dividend-received deduction” (DRD) and “qualified dividend income” (QDI) treatment, as long as the Company has current or accumulated earnings and profits.

Listing:

Application will be made to list the Trust Preference Securities on the New York Stock Exchange under the symbol “SCE PR J.” If approved for listing, the Company expects the Trust Preference Securities will begin trading on the New York Stock Exchange within 30 days of their original issue date of August 24, 2015.

Form:	Book-entry only

CUSIP/ISIN:	78409G 206/US78409G2066

Joint Book-running Managers:

J.P. Morgan Securities LLC (“J.P. Morgan”)

Morgan Stanley & Co. LLC (“Morgan Stanley”)

RBC Capital Markets, LLC (“RBC Capital Markets”)

BNP Paribas Securities Corp. (“BNP Paribas”)

BNY Mellon Capital Markets, LLC (“BNY Mellon Capital Markets”)

Co-managers:	Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc. SunTrust Robinson Humphrey, Inc. CastleOak Securities, L.P. Samuel A. Ramirez & Company, Inc. MFR Securities, Inc. CAVU Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan at 1-212-834-4533, Morgan Stanley at 1-800-584-6837, RBC Capital Markets at 1-866-375-6829, BNP Paribas at 1-800-854-5674 or BNY Mellon Capital Markets at 1-800-269-6864.

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